UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-15885

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/24** AND ENDING **09/30/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **U.S. Boston Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Old Bedford Road

(No. and Street)

Lincoln	**MA**	**01773**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane Hunt	**781-676-5941**	**dhunt@usboston.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

160 Federal Street	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)
9/29/2003		**274**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Hunt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U.S. Boston Capital Corporation _____, as of September 30 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Diane Hunt_

Title: Treasurer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

U.S. Boston Capital Corporation
September 30, 2025

Financial Statements
Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting
Firm

U.S. BOSTON CAPITAL CORPORATION

Table of Contents



EisnerAmper LLP
160 Federal Street
9th Floor
Boston, MA 02110
T 617.227.6161
F 617.589.0530
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
U.S. Boston Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (the "Company") as of September 30, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1; Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 Exhibit A; and Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025. (Note: Partners of Edelstein & Company LLP joined EisnerAmper LLP in 2025. Edelstein & Company LLP had served as the Company's auditor since 2021.)

EisnerAmper LLP

EISNERAMPER LLP
Boston, Massachusetts
November 25, 2025



U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2025

Assets

Cash	$	25,583
Marketing, distribution and commissions receivable		
Affiliates		117,587
Other		20,417
Receivables from customers		433,920
Marketable securities, at fair value		1,070,621
Prepaid expenses and other current assets		77,370
Total assets	$	**1,745,498**

Liabilities and Stockholder's Equity

Liabilities

Commissions payable		
Affiliates	$	560,261
Other		12,107
Accrued expenses		59,234
Accrued income taxes (due to parent)		2,530
Deferred tax liability		122,728
Total liabilities		**756,860**

Stockholder's equity

Common stock, $0.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		934,908
		988,638
Total liabilities and stockholder's equity	$	**1,745,498**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2025

Revenue	
Service fees	$ 3,407,010
Investment Advisory fees	1,805,122
Private placement fees	1,130,788
Marketing and distribution fees	1,117,946
Sales compensation fee	324,256
Trading commissions	27,972
Unrealized gain on marketable securities	91,724
Dividend income	18,763
Total revenue	7,923,581
Expenses	
Commission expense	3,572,169
Overhead expense pursuant to expense sharing agreement	3,666,000
NTF platform fees	237,535
Additional overhead expense	64,501
Marketing expense	128,844
Regulatory fees and assessments	57,013
Professional expenses	81,047
Miscellaneous expenses	887
Total expenses	7,807,996
Income before income taxes	115,585
Income tax expense	23,952
Net income	$ 91,633

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at September 30, 2024	150,000	$ 15,000	$ 38,730	$ 843,275	$ 897,005
Net income	-	-	-	91,633	91,633
Balance at September 30, 2025	150,000	$ 15,000	$ 38,730	$ 934,908	$ 988,638

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2025

Cash flows from operating activities		
Net Income	$	91,633
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Unrealized gain on marketable securities		(91,724)
Deferred income taxes		19,053
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketing, distribution and commissions receivable		69,011
Receivable from Customer		(433,920)
Prepaid expenses and other current assets		(426)
Increase (decrease) in:		
Commissions payable		365,060
Accrued expenses		(690)
Accrued income tax (due to parent)		-
Net cash provided by operating activities		17,997
Cash flows from investing activities		
Reinvested dividend income		(18,763)
Net cash used in investing activities		(18,763)
Net decrease in cash		(766)
Cash at beginning of year		26,349
Cash at end of year	$	25,583
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	4,899

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2025

---

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company conducts its general securities business, as an introducing broker-dealer clearing through Ceros Financial Services, Inc. on a fully disclosed basis. The Company acts as the principal underwriter for and the distributor of the Pear Tree mutual funds. The Company also acts as the placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners").

The Company is also registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the "Advisor Act"). The Company offers portfolio monitoring, asset management, financial planning, and retirement plan advisory services on a non-discretionary basis.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
   Revenue from contracts with customers includes commissions from investment companies, sales compensation, investment advisory fees, service fees, private placement fees and trading commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company has adopted the practical expedient for recognizing commission expense when paid, as contracts generally do not extend beyond one year.

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)

Commissions from Investment Companies

Investment company commissions, which are distribution and marketing fees, are recognized in the month they are earned.

Sales Compensation

Sales compensation is from sales of Pear Tree mutual funds. Income is recognized in the month earned.

Investment Advisory Fees

Investment advisory fee revenue is derived from portfolio monitoring, asset management, financial planning, and retirement plan advisory services. Each advisory agreement represents a single performance obligation that is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Fees are generally calculated based on the daily average market value of assets under management ("AUM"), determined using market-based valuation methods, including unadjusted quoted prices for actively traded securities. Revenue is recognized quarterly when the consideration becomes determinable and is not subject to significant reversal, as fees are not subject to clawback. Revenue from financial planning and other advisory meetings is recognized when the related services are performed.

Service Fees

Service fees are received as needed to support additional distribution and servicing efforts and includes commissions earned when acting as an agent for customer Securities transactions. These fees are recognized in the period they are received as the amounts are not determined and constraints not satisfied until such time.

Private Placement

Revenue from private placements is recognized and earned at the point in time that the performance obligation is completed, which typically occurs on the transaction date. On occasion private placement fees are received and simultaneously paid out as in the form of securities in lieu of cash and are recorded at the fair value of such securities received on the date all revenue recognition criteria are met. Management's estimate of the fair value of such securities is based primarily on the per share price of the underlying issuing company received in recent capital transactions for similar shares.

Trading Commissions

Trading commission revenues and expenses are recognized in the accounts on the trade date as the performance obligation is not satisfied until such time. In addition, the Company records revenues from contractual reimbursable expenses when incurred and invoiced.

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)

Finder Fees/Referral Fees

Revenue from agreements between the parties when a prospective investor is introduced to an issuer and receive success-based or transaction-based compensation. Finders/Referral fees are earned/received and paid for referrals of clients for their investments earned at the point in time if the introduction made results in a transaction. These fees are recognized in the period they are received as the amounts are not determined and constraints not satisfied until such time. Finders/Referral fees are included in private placement fees on the Statement of Operations.

Cash and Concentrations of Credit Risk

The Company maintains cash accounts with a bank, the daily balances of which at times may exceed Federal Deposit Insurance Corporation limits. A substantial portion of the Company's revenue and expenses are attributable to affiliates under common control or managed by such affiliates.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financing assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the Statement of Financial Condition that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include marketing, distribution and commission receivables and customer receivables on the Statement of Financial Condition. Amounts owed to the Company related to marketing, distribution, and commission receivables are typically settled within one month. It is the Company's policy to review, as necessary, the credit standing of the counter parties and the Company has had no historical experience of credit loss. As of September 30, 2025, there was no allowance for credit losses.

Customer receivables represent investment advisory fees earned not yet paid. Given the short-term nature of customer receivables revenue and limited history of customer defaults, no allowance for credit losses was recorded as of September 30, 2025. Customer payments are automatically made from the customer's account in the month subsequent to the quarter-end.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2025

3. Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or
taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2025 relates to the unrealized gain on marketable securities.

The components of current and deferred income tax expense are as follows:

Current tax expense	
State	$ 4,498
Federal	401
Total current tax expense	4,899
Deferred tax expense	
Federal	19,262
State	(209)
Total deferred tax expense	19,053
Total income tax expense	$ 23,952

Uncertain Tax Positions

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no uncertain tax positions that require accrual or disclosure at September 30, 2025.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended September 30, 2025.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2025

---

4. Related Party Transactions

The Company transacts business with affiliated parties through common control. Related party transactions occurring during the year ended September 30, 2025 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree mutual funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $1,117,946 for the year ended September 30, 2025 under such agreements which are reported as marketing and distributions fees on the statement of operations. As of September 30, 2025 and 2024, the Company had a receivable of $90,568 and $133,667, respectively, for such distribution agreements, which is included in marketing, distribution and commissions receivable, affiliates on the Statement of Financial Condition.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the Company earned $324,256 of sales compensation for the year ended September 30, 2025, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree mutual funds, for accounts of broker on record, for distribution and servicing efforts. As of September 30, 2025 and 2024, the Company had a receivable of $27,019 and $63,920, respectively, for such revenue sharing agreement, which is included in marketing, distribution and commissions receivable, affiliates on the Statement of Financial Condition.

The Company earned service fees of $3,407,010 for the year ended September 30, 2025, from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree mutual funds.

The Company earned private placement fees of $1,130,788, for the year ended September 30, 2025, from certain non-registered funds, which are advised by Pear Tree Partners, an entity under common control.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the Statement of Financial Condition in the amount of $1,070,621. The Company received $18,763 of dividends and recorded an unrealized gain of $91,724 on these investments for the year ended September 30, 2025.

Commission revenue is disbursed to in-house representatives and selling group members pursuant to selling agreements and is recorded as commission expense in the Statement of Operations. The total commission expense for the year ended September 30, 2025, was $3,572,169 of which $3,524,336 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays the salaries of the Company's registered representatives. As of September 30, 2025, the Company had a commission payable of $560,261 to this affiliate.

4. **Related Party Transactions(continued)**

Pursuant to an expense sharing agreement with USB Corporation, the Company paid the affiliate for certain salary, rent, and other expenses incurred by the affiliate on behalf of the Company. A total of $3,666,000 was incurred during the year ended September 30, 2025 under this agreement. In accordance with the expense sharing agreement, this amount is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $64,501 for actual variable expenses incurred on behalf of the Company.

5. **Marketable Securities and Fair Value Measurements**

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2025 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Pear Tree Polaris Int'l Opportunities Fund	$ 382,127	$ 261,072	$ 121,055
Pear Tree Polaris FV Small Cap Fund	688,494	360,325	328,169
Total	$ 1,070,621	$ 621,397	$ 449,224

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument in an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

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5. Marketable Securities and Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

Level 3   Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

There have been no changes in Level 1 and no changes in valuation techniques for these assets for the year ending September 30, 2025.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers of an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets that are reported at fair value in the accompanying Statement of Financial Condition as of September 30, 2025 are marketable securities which are mutual funds and classified within Level 1 of the fair value hierarchy.

The mutual funds were valued at the daily closing price as reported by the fund. These funds, as registered open-end mutual funds, are required to publish their daily net asset value and to transact at that price.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2025, the Company had net capital of $738,812 or $638,812 in excess of its minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.86 to 1.

7. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. In addition, the Company has examinations performed by FINRA. FINRA has the ability to enforce penalties and fines. Management is of the opinion that the ultimate resolution of any known penalties and fines, either individually or in the aggregate, will not have a material impact of the Company's financial position.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker/dealer, which comprises of several classes of services, including acting as an underwriter and distributor of mutual funds, private placements, and investment advisory business. The Company has identified its Controller and Treasurer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All operations are domestic.

9. Subsequent Events
The Company has evaluated subsequent events through November 25, 2025, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION
Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2025

Total stockholder's equity	$	988,638
Add subordinated liabilities to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		988,638
Less non-allowable assets:		
Commissions receivable		11,863
Prepaid expenses and other current assets		77,370
		89,233
Haircuts on marketable securities		160,593
Total adjustments		249,826
Net capital	$	738,812
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Commissions payable	$	572,368
Accrued expenses		59,234
Accrued income taxes		2,530
Total aggregate indebtedness	$	634,132
Computation of net capital requirement		
Minimum net capital required	$	100,000
Excess net capital	$	638,812
Ratio: Aggregate indebtedness to net capital		0.86 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2025.

U.S. BOSTON CAPITAL CORPORATION
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2025

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Other business activites contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 - No information to report.

U.S. BOSTON CAPITAL CORPORATION
Schedule III
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2025

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Other business activites contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 - No information to report.



EisnerAmper LLP
160 Federal Street
9th Floor
Boston, MA 02110
T 617.227.6161
F 617.589.0530
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
U.S. Boston Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Boston Capital Corporation (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2): (i) and (ii) (the "exemption provisions"), (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) consistent with Footnote 74 of the Securities and Exchange Commission Release 34-70073, the Company may file an Exemption Report because its business activities were limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2): (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
Boston, Massachusetts
November 25, 2025

U.S. BOSTON CAPITAL CORPORATION

Exemption Report pursuant to Rule 17a-5(d)(1) and (4)
of the Securities and Exchange Commission
For the Period October 1, 2024 through September 30, 2025

U.S. Boston Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period October 1, 2024 through September 30, 2025 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period October 1, 2024 through September 30, 2025 without exception.

U.S. Boston Capital Corporation

I, Diane Hunt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Diane Hunt_

Title: Treasurer

Date 11/25/25


EISNERAMPER

EisnerAmper LLP
160 Federal Street
9th Floor
Boston, MA 02110
T 617.227.6161
F 617.589.0530
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholder of
U.S. Boston Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. Management of U.S. Boston Capital Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment applied to the current assessment with Form SIPC-7; therefore, no procedures were performed.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
Boston, Massachusetts
November 25, 2025



SIPC-7
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
U S BOSTON CAPITAL CORPORATION	8-15885

For the fiscal period beginning 10/1/2024 and ending 9/30/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,923,581.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 7,923,581.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,139,444.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 91,724.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 1,231,168.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 6,692,413.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 10,038.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 5,879.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 5,879.00		
	d	Add lines 11a through 11c		$ 5,879.00	
12		**LESSER** of line 10 or 11d.			$ 5,879.00
13	a	Amount from line 8		$ 10,038.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 5,879.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 4,159.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 4,159.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-15885	DEA: FINRA	2025	Sep

MEMBER NAME U S BOSTON CAPITAL CORPORATION
MAILING ADDRESS 55 OLD BEDFORD RD
LINCOLN, MA 01773-1125
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

U S BOSTON CAPITAL CORPORATION
(Name of SIPC Member)

Diane Hunt
(Authorized Signatory)

10/22/2025
(Date)

dhunt@usboston.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.